UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

 Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the date of 14 November 2013

ALLIED IRISH BANKS, public limited company

 Bankcentre, Ballsbridge, Dublin 4, Republic of Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

FOR IMMEDIATE RELEASE	14 November 2013

ALLIED IRISH BANKS, P.L.C. ("AIB")
INTERIM MANAGEMENT STATEMENT

TRADING & FUNDING UPDATE
The bank's trading performance in Quarter 3 to end September 2013 continued to improve in line with expectations with ongoing progress made in implementing the bank's strategic objectives and continued momentum in the bank's operating profile.  Overall operating income benefited from positive expansion in Net Interest Margin (NIM) due to ongoing strategic actions to re-price assets and liabilities and the reduction in Eligible Liabilities Guarantee (ELG) costs.   Excluding ELG costs, average NIM for Quarter 3  2013 was in excess of 1.4% and in excess of 1.6% excluding ELG and NAMA Senior bonds. Operating expenses, including staff costs, have reduced due to management's focus on and control of the cost agenda. The bank's voluntary severance programme is ongoing.

Growth in customer account balances to 30 September 2013 coupled with a reduction in gross and net loans resulted in a loan to deposit ratio of c.104% at end September 2013 (106% at 30 June 2013).  Additionally, on 24 September, AIB announced the completion of its €20.5bn non-core deleveraging plan ahead of schedule and with a positive capital variance versus original capital loss assumptions. AIB remains committed to supporting the Irish economy through lending to personal, business and corporate customers and the bank will continue to seek opportunities to use available capital to increase lending activity. While the rate of loan redemptions continues to exceed new lending drawdowns, the Bank notes increasing levels of activity in respect of new credit demand.

Overall levels of wholesale funding have reduced from 30 June 2013 and reliance on funding from Monetary Authorities decreased to c. €16bn at end September 2013 (€18bn at 30 June 2013). AIB has continued its balanced and structured approach to engagement with wholesale funding markets in 2013 and has successfully completed three issuances in the year to date including a €500m 5-year Asset Covered Security issuance in September 2013 and a €500m 2-year Credit Card securitisation in October 2013.

ASSET QUALITY
There are signs of stabilisation in the credit quality of the bank's loan portfolios with the pace of new impairments slowing significantly year on year.  The pace of new impairments in the mortgage portfolios slowed in Quarter 3 2013 and the rate of increase in total mortgage arrears was down significantly versus the first six months of 2013.  Overall impairment charges on the bank's loan portfolios are trending lower in line with expectations.

AIB continues to meet its targets in relation to the resolution of both SME and mortgage customers in arrears which is a key immediate priority for the bank and ongoing progress has been made in relation to offering solutions to customers in financial difficulty who are engaging with the bank.

The Central Bank of Ireland is currently conducting an Asset Quality Review and Balance Sheet Assessment of the credit institutions covered under the ELG, including AIB.  This review comprises an assessment of impairment provisions, credit modelling including forbearance treatment and a review of Risk Weighted Assets. It is expected that this exercise will continue during the fourth quarter of 2013.

CAPITAL
AIB's capital ratios remain broadly in line with 30 June 2013 levels, significantly above the minimum regulatory requirements.

BUDGET IMPLICATIONS AND EU RESTRUCTURING PLAN
Following the recent announcements as part of the Irish budget in October 2013, AIB initially estimates a charge of c. €60m per annum will arise during 2014, 2015 and 2016 as a result of the introduction of an annual banking levy. In relation to the proposal to alter the tax provision which currently restricts the use of Irish tax losses carried forward by NAMA banks, the bank notes that this change will facilitate a faster utilisation of current deferred tax levels.

Finally, discussions with the European Commission in relation to the final approval of AIB's Restructuring Plan are now at an advanced stage.

-ENDS-

For further information please contact:

Enda Johnson	Niamh Hennessy
Head of Corporate Affairs & Strategy	Media Relations Manager
AIB Group	AIB Group
Dublin	Dublin
Tel: +353-1-7726010	Tel: +353-1-7721382
email: enda.m.johnson@aib.ie	Email : niamh.n.hennnessy@aib.ie

Important Information

AIB has c.521 billion ordinary shares, 99.8% of which are held by the National Pensions Reserve Fund Commission (NPRFC), mainly following the issue of 500 billion ordinary shares to the NPRFC at €0.01 per share in July 2011.

This Interim Management Statement should be considered in parallel with AIB's Half Yearly Financial Report for 2013, a copy of which including full disclosures and notes to the financial statements can be found at the following link:

www.aibgroup.com/investorrelations

The contents of this statement and the information incorporated herein by reference should not be construed as legal, business investment, accounting, tax or other professional advice. This update is for information only and nothing in this announcement is intended to endorse or recommend a particular course of action.

This statement contains certain "forward-looking statements" within the meaning of Section 27A of the US Securities Act of 1933 (as amended) and Section 21E of the US Securities Exchange Act of 1934 (as amended), with respect to the financial condition, results of operations and business of the Group and certain of the plans and objectives of the AIB Group. In particular, among other statements in this statement, with regard to management objectives, trends in results of operations, margins, risk management, competition and the impact of changes in International Financial Reporting Standards are forward-looking in nature. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as 'aim', 'anticipate', 'target', 'expect', 'estimate', 'intend', 'plan', 'goal', 'believe', 'may', 'could', 'will', 'seek', 'continue', 'should', 'assume', or other words of similar meaning. Examples of forward-looking statements include among others, statements regarding the Group's future financial position, income growth, loan losses, business strategy, projected costs, margins, capital ratios, estimates of capital expenditures, and plans and objectives for future operations.

Because such statements are inherently subject to risks and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking information. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to the Group's access to funding and liquidity which is adversely affected by the financial instability within the Eurozone, the outcome of the Central Bank of Ireland's Asset Quality Review and Balance Sheet Assessment, contagion risks disrupting the financial markets, constraints on liquidity and market reaction to factors affecting Ireland and the Irish economy in particular in relation to its leaving the financial support package from the EU/IMF, the Group's markets, particularly for retail deposits which are at risk from more intense competition, the Group's business being adversely affected by a further deterioration in economic and market conditions, general economic conditions being very challenging for our mortgage and other lending customers and the increased risk of payment default and depressed Irish property prices, may give rise to increased losses experienced by the Group, the Group also faces market risks, including non-trading interest rate risk, the Group is subject to rigorous and demanding Government supervision and oversight, the Group may be subject to the risk of having insufficient capital to meet increased regulatory requirements, the Group's business activities must comply with increasing levels of regulation, the Group's participation in the NAMA Programme gives rise to certain residual financial risks, the Group may be adversely affected by further austerity and budget measures introduced by the Irish Government, the value of certain financial instruments recorded at fair value is determined using financial models incorporating assumptions, judgements and estimates that may change over time, or may ultimately not turn out to be accurate, the Group's deferred tax assets depend substantially on the generation of future profits over an extended number of years, adverse changes to tax legislation, regulatory requirements or accounting standards could impact capital ratios, the Group is subject to inherent credit risks in respect of customers, the Group faces heightened operational and reputational risks, the restructuring of the Group entails risk, the Group's risk management strategies and techniques may be unsuccessful, risk of litigation arising from the Group's activities.

Nothing in this statement should be considered to be a forecast of future profitability or financial position and none of the information in this statement is or is intended to be a profit forecast or profit estimate. Any forward-looking statements made by or on behalf of the Group speak only as of the date they are made. AIB cautions that the foregoing list of important factors is not exhaustive. Investors and others should carefully consider the foregoing factors and other uncertainties and events when making an investment decision based on any forward-looking statement. In light of these risks, uncertainties and assumptions, the forward-looking events referenced in this statement may not occur. The Group does not undertake to release publicly any revision to these forward-looking statements to reflect events, circumstances or unanticipated events occurring after the date hereof.

 ALLIED IRISH BANKS, p.l.c.

(Registrant)

Date: 14 November 2013

By: ___________________

                                                                                                                                             Paul Stanley
              Acting Chief Financial Officer
       Allied Irish Banks, p.l.c.